PB 3/13 *



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67147

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/15/2005 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Off the Record Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED

MAR 1 4 2007

THOMSON FINANCIAL

One Manhattanville Road
(No. and Street)

Purchase (City) New York (State) 10577 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. Santori (914) 694-5800
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions


RECEIVED
FEB 2 0 2007

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

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OATH OR AFFIRMATION

I, James W. Santori, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Off the Record Trading LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEPHEN J ROGERS
Notary Public, State of New York
No. 01RO6111754
Qualified in Westchester County
Commission Expires June 28, 2008

Signature

CFO
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OFF THE RECORD TRADING LLC
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006

OFF THE RECORD TRADING LLC
(A Development Stage Company)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Sole Member of
Off the Record Trading LLC

We have audited the accompanying statement of financial condition of Off the Record Trading LLC (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Off the Record Trading LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 25, 2007



OFF THE RECORD TRADING LLC

(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS		
Cash	$	267,095
Other assets		10,696
	$	277,791
LIABILITIES AND MEMBER'S EQUITY		
Liabilities, accrued expenses, related party	$	40,000
Member's equity		237,791
	$	277,791

See accompanying notes to financial statements.

OFF THE RECORD TRADING LLC

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Nature of Business

Off the Record Trading LLC (the "Company") is a Delaware limited liability company formed on September 15, 2005 and is wholly owned by Off the Record Research LLC ("the Sole Member"), also a Delaware limited liability company and a California registered investment adviser. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and became a member of the National Association of Securities Dealers, Inc. (NASD) upon receiving its approval in May 2006. The Company was established to provide agency, principal and riskless principal executions to institutional customers as well as to provide an independent equity research product prepared by its direct owner, the Sole Member, to institutional customers in exchange for portfolio commissions.

The Company is in the development stage as defined in Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises." To date, the Company has generated no revenues and devoted its efforts primarily to various start-up activities.

Income Taxes

No provision for income taxes has been recorded because the Company is a limited liability company. Accordingly, the Sole Member reports the Company's income or loss on its income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net capital requirement

The Company is a member of the National Association of Securities Dealers, Inc.("NASD"), and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company's net capital was approximately $139,000, which was approximately $39,000 in excess of its minimum requirement of $100,000. Due to a clerical error, in December 2006, the company fell below the minimum net capital requirement of $100,000. Management notified the NASD and contributed capital in order to cure the violation.

3. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

4. Related party transactions

Pursuant to an intercompany service agreement commencing in May 2006, the Company incurs a monthly management fee of $5,000 payable to an affiliated company, OTA Management LLC for operational, accounting, technological, legal and compliance services. Management fee expense for the year ended December 31, 2006 was $40,000, which is included in accrued expenses.

5. Concentration of credit risk

The Company maintains its cash balances in one financial institution. The balance at times may exceed the amounts insured by the Federal Deposit Insurance Corporation up to $100,000 for institutions. Management does not anticipate any losses as a result of this concentration.

6. Subsequent event

During February 2007, the Company's parent made a capital contribution in the amount of $40,000.

END